UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

POSCO HOLDINGS INC.

(Exact name of registrant as specified in its charter)

The Republic of Korea	1-13368	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

POSCO Center, 440 Teheran-ro, Gangnam-gu Seoul, Republic of Korea		06194
(Address of principal executive offices)		(Zip Code)

Jang, Soo-Young

POSCO Center, 440 Teheran-ro, Gangnam-gu,

Seoul, Republic of Korea 06194

+82-2-3457-0747

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13q-1 under the Securities and Exchange Act (17 CFR 240.13q-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities and Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02	Exhibit

Not applicable.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The payment disclosure required by this Item 2.01 is included as Exhibit 2.01 to this Form SD.

Report on payments to governments for the year ended December 31, 2023

This report provides an overview of the payments to governments made by POSCO HOLDINGS INC. (“POSCO HOLDINGS”) and its consolidated subsidiaries for the fiscal year ended December 31, 2023. Unless the context requires otherwise, references in this report to the “Company,” “we,” “us” and “our” refer to POSCO HOLDINGS and its consolidated subsidiaries.

All payments are reported in US Dollars. Payments that were made in currencies other than in US Dollars have been converted to US Dollars using the exchange rates as of December 31, 2023.

Our Business Segments

Our six business segments are as follows:

•	Steel Segment. This segment includes the production and sale of steel products.

•	Infrastructure Business. This segment includes our businesses related to provision of infrastructure and related services. Such segment is divided into three operations as follows:

•

Trading Segment. This segment consists primarily of the global trading activities, natural resources development activities and power generation activities of POSCO International Corporation, our consolidated subsidiary.

•

Construction Segment. This segment, which is operated by POSCO Eco & Challenge Co., Ltd., our consolidated subsidiary, consists primarily of planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas.

•

Logistics and Others Segment. This segment consists primarily of the information technology and operational technology services of POSCO DX Co., Ltd. and the integrated logistics services of POSCO FLOW Co., Ltd., our consolidated subsidiaries.

•

Secondary Battery Materials Segment. This segment includes (i) the manufacturing and sale of various energy-related and other industrial materials by POSCO Future M Co., Ltd., our consolidated subsidiary, including anode and cathode materials for rechargeable batteries and (ii) investments made by us in production projects relating to other materials such as lithium.

•

Others Segment. This segment includes POSCO HOLDINGS and all other entities which fall below the reporting thresholds. POSCO HOLDINGS actively explores diversification opportunities in promising business areas.

Our Projects

This report discloses the payments made by us to governments for the commercial development of oil, natural gas and brine lithium, and which involve the exploration, extraction, processing, and export of such minerals, or the acquisition of a license for any such activity.

As of December 31, 2023, our reportable projects are as follows:

•

Argentina Sal de Oro Project: extraction of brine lithium used in production of lithium hydroxide and lithium carbonate, through brine well production, in the Hombre Muerto salt lake located in Salta and Catamarca provinces of Argentina. We hold a 100.0% interest in the project. We consider this mining property as one project.

•

Malaysia Block PM524 Project: offshore oil and natural gas exploration project located in the eastern sea of the Malay peninsula. We hold a 80.0% interest in the project. We consider this mining property as one project.

•

Indonesia Block Bunga Project: offshore oil and natural gas exploration project located in the eastern sea of Java, Indonesia. We hold a 50.0% interest in the project. We consider this mining property as one project.

•

Australia Atlas, Roma North and Range Project: (i) extraction of coal seam gas, through well drilling, in the Atlas and Roma North gas fields located in Eastern Australia and (ii) exploration of additional natural gas, including in the Range gas field located in Eastern Australia. We hold a 50.1% interest in the project. We consider this natural gas project as one project.

Section 3 - Exhibits

Item 3.01	Exhibits

The following exhibit is filed as part of this report on Form SD.

Exhibit 2.01 – Resource Extraction Payment Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

POSCO HOLDINGS INC.

By:	/s/ Kim, Seung-Jun
Name:	Kim, Seung-Jun
Title:	Executive Vice President

Date: September 25, 2024